Exhibit 99.1

Hunter Maritime Acquisition Corp.	PRESS RELEASE Monday 14 November 2016

Hunter Maritime Acquisition Corp. Launches Initial Public Offering
November 14, 2016 — Hunter Maritime Acquisition Corp. (the "Company") today announced the commencement of its initial public offering of 15,000,000 units at a price of $10.00 per unit.. Each unit consists of one Class A common share of the Company and one-half of one warrant, each whole warrant entitling the holder thereof to purchase one Class A common share of the Company. The Company will grant the underwriters a 45-day option to purchase up to 2,250,000 additional units.
The units are expected to be listed on the NASDAQ Capital Market ("NASDAQ") and trade under the ticker symbol "HUNTU". Once the securities composing the units begin separate trading, the Class A common shares and warrants are expected to be listed and trade on NASDAQ under the symbols "HUNT" and "HUNTW," respectively.
Morgan Stanley is acting as sole book-running manager for the offering. I-Bankers Securities, Inc. and KBC Securities USA, Inc. are acting as co-managers for the offering.
The offering may be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, when available, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective.  The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Hunter Maritime Acquisition Corp.	PRESS RELEASE Monday 14 November 2016

About Hunter Maritime Acquisition Corp.
Hunter Maritime Acquisition Corp. is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in of vessels) or one or more operating businesses, which the Company intends to be in the international maritime shipping industry.

Forward-Looking Statements
This press release contains "forward looking statements". Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statement on Form F-1 (File No. 333-214058), as amended from time to time, under the heading "Risk Factors." The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact Information

Hunter Maritime Acquisition Corp.
Ludovic SAVERYS
Chief Financial Officer
Tel: +32 3 - 247 59 10
E-mail: ludovic.saverys@cmb.be

Investor Relations/Media
Frank GEERTS
Tel: +32 3 - 247 59 10
E-mail: frank.geerts@cmb.be